SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1995

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number 1-724

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan For Hourly Associates Who Are Residents Of The Commonwealth Of Puerto Rico and Phillips-Van Heusen Corporation Associates Investment Plan For Salaried Associates Who Are Residents Of The Commonwealth Of Puerto Rico

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    ASSOCIATES INVESTMENT PLANS FOR
                                    RESIDENTS OF THE COMMONWEALTH OF
                                    PUERTO RICO



Dated:  June 28, 1996               By /s/ PAMELA N. HOOTKIN
                                       ---------------------
                                       Pamela N. Hootkin, Member of
                                       Administrative Committee

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                         Associates Investment Plan for
                       Hourly Associates Who Are Residents
                       of the Commonwealth of Puerto Rico

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1995 and 1994


                                    Contents

Report of Independent Auditors...........................................   1
Statement of Net Assets Available for Plan Benefits......................   3
Statement of Changes in Net Assets Available for Plan Benefits...........   4
Notes to Financial Statements ...........................................   5
Schedule of AIP Master Trust Assets Held for Investment..................  14
Reportable Transactions..................................................  15

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors


Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Hourly Associates
  Who Are Residents of the Commonwealth of Puerto Rico
New York, New York

We have audited the accompanying statement of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates Who Are Residents of the Commonwealth of Puerto Rico as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1995 and Reportable Transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Ernst & Young LLP



New York, New York
June 21, 1996

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

               Statement of Net Assets Available for Plan Benefits

                                                                December 31,
                                                             1995         1994
                                                           ---------------------
Assets
Investments, at fair value (Notes A and F):
  Shares of registered investment companies:
    Equity Fund                                            $ 12,125     $   --
    Bond Fund                                                10,580         --
    Balanced Fund                                            16,700         --
    International Fund                                        3,431         --
  Common Stock--Employer Company                            178,151      178,981
  Common trust fund*                                         80,573       44,002
  Participant loans receivable                                1,200         --
                                                           ---------------------
Total investments                                           302,760      222,983

Receivables:
  Employer's contribution                                      --          4,738
  Participants' contributions                                  --          8,615
                                                           ---------------------
Total receivables                                              --         13,353

Liabilities                                                    --           --
                                                           ---------------------
Net assets available for plan benefits                     $302,760     $236,336
                                                           =====================

* Consists of the Money Market Fund in 1995 and the General Investment Fund and Stock Index Fund in 1994.


See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

         Statement of Changes in Net Assets Available for Plan Benefits

                                                         Year ended December 31,
                                                             1995        1994
                                                         -----------------------
Additions
Net transfers from PVH Associates Investment Plan for
  Salaried Associates Who Are Residents of the
  Commonwealth of Puerto Rico                            $  39,233    $    --

Contributions:
  Employer Company, net of forfeitures                      45,115       53,986
  Participants                                              93,422      131,193
                                                         ----------------------
                                                           138,537      185,179
Interest and investment income                              18,186        3,740
                                                         -----------------------
                                                           195,956      188,919
Deductions
Net transfers to PVH Associates Investment Plan for
  Salaried Associates Who Are Residents of the
  Commonwealth of Puerto Rico
                                                              --            297
Payments to participants                                    36,800       47,681
                                                         -----------------------
                                                            36,800       47,978
Net realized and unrealized depreciation of
  investments (Note F)                                     (92,732)    (154,591)
                                                         -----------------------
Net increase/(decrease)                                     66,424      (13,650)
Net assets available for plan benefits at beginning
  of year
                                                           236,336      249,986
                                                         -----------------------
Net assets available for plan benefits at end of year    $ 302,760    $ 236,336
                                                         =======================


See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                          Notes to Financial Statements

                                December 31, 1995

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates Who Are Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering hourly paid production associates of the Company who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund - Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

      Money Market Fund - Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks. (Fidelity Growth & Income Portfolio)

      Bond Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities. (Fidelity Intermediate Bond Fund)

      Balanced Fund - Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bonds. (Fidelity Puritan Fund)

      International Fund - Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States. (Templeton Foreign Fund)

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

In accordance with the Rules and Regulations of the Department of Labor, investments are included at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds in the accompanying financial statements. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1995 and 1994, the AIP Master Trust purchased 226,108 and 183,321 shares, respectively, of the Company's common stock and received $298,851 and $229,091, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 443,656 and 66,935 shares of the Company's common stock during the years ended December 31, 1995 and 1994, respectively.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                          Phillips-Van
                                          Heusen Corp.        Money         Stock
                                          Common Stock       Market         Index          Bond         Balanced        Equity
                                              Fund            Fund*          Fund          Fund           Fund           Fund
                                          ----------------------------------------------------------------------------------------
Net assets at beginning of year           $ 24,889,276   $  7,181,636   $  7,603,808

Interest and investment income                 258,386        509,408        116,968   $     41,927   $     97,653   $    152,964
Contributions received:
  Employer Company, net of forfeitures       2,349,930        180,822        244,807           (259)           857           (108)
  Employees                                  2,311,251        956,599        537,338        235,349        583,942        834,762
Net realized and unrealized
  (depreciation)/appreciation               (8,305,792)          --        1,408,254         18,787        152,961        520,515
Loans to participants, net of repayments      (284,434)      (139,857)          --          (28,241)       (62,562)      (180,625)
Payments to participants                    (3,407,543)    (1,587,240)      (645,205)        (6,938)       (66,120)       (46,311)
Transfers (to) from other accounts          (3,185,862)     1,396,904     (9,265,970)     1,397,364      3,596,209      4,839,217
                                          ----------------------------------------------------------------------------------------
Net assets at end of year                 $ 14,625,212   $  8,498,272   $          0   $  1,657,989   $  4,302,940   $  6,120,414
                                          ========================================================================================
Plan's beneficial interest at 12/31/95    $    178,151   $     80,573   $          0   $     10,580   $     16,700   $     12,125
                                          ========================================================================================

Net assets at beginning of year           International        Loan
                                              Fund             Fund
Interest and investment income            ---------------------------
Contributions received:
  Employer Company, net of forfeitures
  Employees                               $     46,381
Net realized and unrealized
  (depreciation)/appreciation                     (324)
Loans to participants, net of repayments       274,684
Payments to participants
Transfers (to) from other accounts             (34,528)
                                               (21,769)  $    717,488
Net assets at end of year                      (45,754)
                                             1,222,138
                                          ---------------------------
Plan's beneficial interest at 12/31/95    $  1,440,828   $    717,488
                                          ===========================
                                          $      3,431   $      1,200
                                          ===========================


*  Formerly named the General Investment Fund.

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held in the stock, investment and index funds during the year ended December 31, 1994 were as follows:

                                          Phillips-
                                          Van Heusen      General       Stock
                                         Corp. Common   Investment      Index
                                          Stock Fund       Fund         Fund
                                         ---------------------------------------
Net assets--beginning of year            $ 56,372,946  $ 6,898,939  $ 6,838,298

Interest and investment income                244,703      298,900      204,310
Contributions received:
  Employer Company, net of forfeitures      1,585,769      272,080      329,308
  Employees                                 4,041,108      946,037      883,455
Net realized and unrealized appreciation  (34,277,461)        --        (87,946)
Payments to participants                   (3,636,527)    (768,847)    (470,352)
Transfers from (to) other accounts            558,738     (465,473)     (93,265)
                                         --------------------------------------
Net assets--end of year                  $ 24,889,276  $ 7,181,636  $ 7,603,808
                                         ======================================
Plan's beneficial interest at 12/31/94   $    178,981  $     8,828  $    35,174
                                         ======================================

E. Income Tax Status

The Puerto Rico Treasury Department has ruled that the Plan qualifies under
Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA") and therefore its related trust is tax-exempt under Section 165(a) of the PRITA. The Plan's most recent determination letter is dated June 5, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the Master Trust's total net assets are identified by an asterisk.

                                                             December 31,
                                                          1995          1994
                                                      --------------------------
Investments at Fair Value as Determined
  by Quoted Market Price-
    Shares of registered investment companies:
      Fidelity Growth & Income Portfolio,
        226,232 shares*                               $ 6,119,575    $      --
      Fidelity Intermediate Bond Fund,
        159,268 shares                                  1,657,981           --
      Fidelity Puritan Fund, 252,964 shares*            4,302,912           --
      Templeton Foreign Fund, 156,952 shares            1,440,819           --
    Phillips-Van Heusen Corp. Common Stock,
      1,401,647 and 1,619,195 shares, respectively*    13,841,264     24,692,724

Investments at Estimated Fair Value-
  Common trust fund*                                    9,283,104     14,903,103
  Promissory notes (participant loans)                    717,488           --

Accrued income:
  Common Stock Employer Company                              --           60,102
  Common trust fund                                          --           18,791
                                                      --------------------------
Total net assets                                      $37,363,143    $39,674,720
                                                      ==========================
Plan's beneficial interest                            $   302,760    $   222,983
                                                      ==========================

                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During 1995 and 1994, the AIP Master Trust's investments depreciated in fair value by $6,239,803, net, and $34,365,407, as follows:

                                                         Net Appreciation
                                                         (Depreciation) in
                                                         Fair Value During
                                                      Year Ended December 31,
                                                        1995           1994
                                                   -----------------------------
Fair Value of Assets Determined by Quoted
  Market Price:
    Phillips-Van Heusen Corp. Common Stock         $ (8,305,792)   $(34,277,461)
    Fidelity Growth & Income Portfolio                  520,515            --
    Fidelity Intermediate Bond Fund                      18,787            --
    Fidelity Puritan Fund                               152,961            --
    Templeton Foreign Fund                              (34,528)           --

Fair Value Estimated by Trustee:
    Common trust fund                                 1,408,254         (87,946)
                                                   -----------------------------
Net depreciation in fair value                     $ (6,239,803)   $(34,365,407)
                                                   =============================
Plan's beneficial interest                         $    (92,732)   $   (154,591)
                                                   =============================

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    December 31,
                                                                         1995
                                                                    ------------
Net assets available for plan benefits per the financial statements $   302,760
Amounts allocated to withdrawn participants at December 31, 1995        (14,901)
                                                                    ------------
Net assets available for plan benefits per the Form 5500            $   287,859
                                                                    ============

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         Year Ended
                                                                        December 31,
                                                                            1995
                                                                        ------------
Benefits paid to participants per the financial statements              $     36,800
Add: Amounts allocated to withdrawn participants at December 31, 1995         14,901
Less: Amounts allocated to withdrawn participants at December 31, 1994        (8,903)
                                                                        -------------
Benefits paid to participants per the Form 5500                         $     42,798
                                                                        =============

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                   AIP Master Trust Assets Held for Investment

                                December 31, 1995

                                                                    Market
                                                      Cost          Value
                                                  --------------------------
Fidelity Growth & Income Portfolio                $ 5,659,975    $ 6,119,575
Fidelity Intermediate Bond Fund                     1,639,092      1,657,981
Fidelity Puritan Fund                               4,205,644      4,302,912
Templeton Foreign Fund                              1,516,431      1,440,819
Chase Manhattan Bank--Domestic Liquidity Fund       9,283,104      9,283,104
Phillips-Van Heusen Corporation Common
  Stock--1,401,647 shares*
                                                   17,565,607     13,841,264
Promissory Notes                                      717,488        717,488
                                                  --------------------------
                                                  $40,587,341    $37,363,143
                                                  ==========================


*   Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                                    Purchase          Selling           Cost of
            Party Involved                           Description                      Price            Price          Asset Sold
- ------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                                    $   9,097,274     $   6,037,061

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $   9,097,274

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                               $   9,128,548     $   9,128,548

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $   3,700,000

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $   2,700,000

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $     200,472    $   9,168,420     $   6,095,288

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $  21,444,628    $  19,826,360     $  19,826,360

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $   5,696,130    $      97,070     $      36,156

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $   4,234,866    $      84,915     $      29,233

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock     $   3,376,204    $   5,921,871     $   5,308,840

                                                                                    Net Gain          Number of
            Party Involved                           Description                    or (Loss)        Transactions
- -----------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $ 3,060,212             1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                                      1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $         -             1

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio                                 1

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                                              1

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                   $ 3,073,132            12

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund              $         -           362

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio         $    60,914            23

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                      $    55,692            22

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock     $   613,031           100


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1995.

                              Financial Statements
                           and Supplemental Schedules

                         Phillips-Van Heusen Corporation
                         Associates Investment Plan for
                      Salaried Associates Who Are Residents
                       of the Commonwealth of Puerto Rico

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                 Financial Statements and Supplemental Schedules


                     Years ended December 31, 1995 and 1994

                                    Contents

Report of Independent Auditors.........................................    1
Statement of Net Assets Available for Plan Benefits....................    3
Statement of Changes in Net Assets Available for Plan Benefits.........    4
Notes to Financial Statements..........................................    5
Schedule of AIP Master Trust Assets Held for Investment................   14
Reportable Transactions................................................   15

                       [LETTERHEAD OF ERNST & YOUNG LLP]


                         Report of Independent Auditors


Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Salaried Associates
   Who Are Residents of the Commonwealth of Puerto Rico
New York, New York

We have audited the accompanying statement of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates Who Are Residents of the Commonwealth of Puerto Rico as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of AIP Master Trust Assets Held for Investment as of December 31, 1995 and Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic audited financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Ernst & Young LLP


New York, New York
June 21, 1996

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

               Statement of Net Assets Available for Plan Benefits


                                                                December 31,
                                                             1995         1994
                                                           ---------------------
Assets
Investments, at fair value (Notes A and F):
  Shares of registered investment companies:
    Equity Fund                                            $ 18,156     $   --
    Bond Fund                                                 5,250         --
    Balanced Fund                                            28,685         --
    International Fund                                        6,723         --
  Common Stock--Employer Company                             59,472       86,322
  Common trust fund*                                         36,257       49,074
  Participant loans receivable                                5,700         --
                                                           ---------------------
Total investments                                           160,243      135,396

Receivables:
  Employer's contribution                                      --          2,937
  Participants' contributions                                  --          5,365
                                                           ---------------------
Total receivables                                              --          8,302

Liabilities                                                    --           --
                                                           ---------------------
Net assets available for plan benefits                     $160,243     $143,698
                                                           =====================


* Consists of the Money Market Fund in 1995 and the General Investment Fund and Stock Index Fund in 1994.


See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

         Statement of Changes in Net Assets Available for Plan Benefits


                                                         Year ended December 31,
                                                           1995         1994
                                                         -----------------------
Additions
Net transfer from the PVH Associates Investment
  Plan for Hourly Associates Who Are Residents of
  the Commonwealth of Puerto Rico
                                                         $    --      $     297

Contributions:
  Employer Company, net of forfeitures                      25,498       33,462
  Participants                                              52,800       81,431
                                                         -----------------------
                                                            78,298      114,893
Interest and investment income                               3,938        1,795
                                                         -----------------------
                                                            82,236      116,985

Deductions
Payments to participants                                     6,379       21,561

Net transfer to the PVH Associates Investment
  Plan for Hourly Associates Who Are Residents of
  the Commonwealth of Puerto Rico
                                                            39,233         --
                                                         -----------------------
                                                            45,612       21,561
Net realized and unrealized depreciation of
  investments (Note F)                                     (20,079)     (70,804)
                                                         -----------------------
Net increase                                                16,545       24,620
Net assets available for plan benefits at
  beginning of year                                        143,698      119,078
                                                         -----------------------
Net assets available for plan benefits at
  end of year                                            $ 160,243    $ 143,698
                                                         =======================


See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                          Notes to Financial Statements

                                December 31, 1995


A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates Who Are Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On July 1, 1995, the Plan was amended to include new investment elections and to dissolve the Stock Index Fund into the remaining funds. The amendment also increased the participant contribution percentage limit and added a loan feature.

General

The Plan is a defined contribution plan covering salaried paid clerical associates of the Company who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. Participants age fifty-five or older may direct the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund - Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

      Money Market Fund - Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks. (Fidelity Growth & Income Portfolio)

      Bond Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities. (Fidelity Intermediate Bond Fund)

      Balanced Fund - Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bonds. (Fidelity Puritan Fund)

      International Fund - Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States. (Templeton Foreign Fund)

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Loans Receivable

Effective July 1, 1995, participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

In accordance with the Rules and Regulations of the Department of Labor, investments are included at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds in the accompanying financial statements. Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

All assets of the Plan are held by the trustee, Chase Manhattan Bank, in the Company's Associates Investment Plan Master Trust ("AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1995 and 1994, the AIP Master Trust purchased 226,108 and 183,321 shares, respectively, of the Company's common stock and received $298,851 and $229,091, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 443,656 and 66,935 shares of the Company's common stock during the years ended December 31, 1995 and 1994, respectively.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D.    Changes in AIP Master Trust Net Assets by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1995 were as follows:

                                                   Phillips-Van
                                                   Heusen Corp.        Money           Stock
                                                   Common Stock       Market           Index            Bond          Balanced
                                                       Fund            Fund*            Fund            Fund            Fund
                                                 --------------------------------------------------------------------------------
Net assets at beginning of year                  $    24,889,276  $    7,181,636   $    7,603,808

Interest and investment income                           258,386         509,408          116,968  $      41,927   $      97,653
Contributions received:
    Employer Company, net of forfeitures               2,349,930         180,822          244,807           (259)            857
    Employees                                          2,311,251         956,599          537,338        235,349         583,942
Net realized and unrealized
    (depreciation)/appreciation                       (8,305,792)              -        1,408,254         18,787         152,961
Loans to participants, net of repayments                (284,434)       (139,857)               -        (28,241)        (62,562)
Payments to participants                              (3,407,543)     (1,587,240)        (645,205)        (6,938)        (66,120)
Transfers (to) from other accounts                    (3,185,862)      1,396,904       (9,265,970)     1,397,364       3,596,209
                                                 --------------------------------------------------------------------------------
Net assets at end of year                        $    14,625,212  $    8,498,272   $            0  $   1,657,989   $   4,302,940
                                                 ================================================================================
Plan's beneficial interest at 12/31/95           $        59,472  $       36,257   $            0  $       5,250   $      28,685
                                                 ================================================================================

                                                     Equity        International        Loan
                                                      Fund             Fund             Fund
                                                  -----------------------------------------------
Net assets at beginning of year

Interest and investment income                    $     152,964  $      46,381
Contributions received:
    Employer Company, net of forfeitures                   (108)          (324)
    Employees                                           834,762        274,684
Net realized and unrealized
    (depreciation)/appreciation                         520,515        (34,528)
Loans to participants, net of repayments               (180,625)       (21,769)     $     717,488
Payments to participants                                (46,311)       (45,754)
Transfers (to) from other accounts                    4,839,217      1,222,138
                                                  -----------------------------------------------
Net assets at end of year                         $   6,120,414  $   1,440,828      $     717,488
                                                  ===============================================

Plan's beneficial interest at 12/31/95            $      18,156  $       6,723      $       5,700
                                                  ===============================================

*  Formerly named the General Investment Fund.

Note: Certain funds above include investments in Chase Manhattan Bank Domestic Liquidity Funds.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in AIP Master Trust Net Assets by Fund (continued)

Changes in the AIP Master Trust net assets held in the stock, investment and index funds during the year ended December 31, 1994 were as follows:

                                           Phillips-
                                           Van Heusen       General         Stock
                                          Corp. Common    Investment        Index
                                           Stock Fund        Fund           Fund
                                          -------------------------------------------
Net assets--beginning of year             $ 56,372,946   $  6,898,939   $  6,838,298

Interest and investment income                 244,703        298,900        204,310
Contributions received:
  Employer Company, net of forfeitures       1,585,769        272,080        329,308
  Employees                                  4,041,108        946,037        883,455
Net realized and unrealized appreciation   (34,277,461)          --          (87,946)
Payments to participants                    (3,636,527)      (768,847)      (470,352)
Transfers from (to) other accounts             558,738       (465,473)       (93,265)
                                          -------------------------------------------
Net assets--end of year                   $ 24,889,276   $  7,181,636   $  7,603,808
                                          ===========================================
Plan's beneficial interest at 12/31/94    $     86,322   $     13,660   $     35,414
                                          ===========================================

E. Income Tax Status

The Puerto Rico Treasury Department has ruled that the Plan qualifies under
Section 165(e) of the Puerto Rico Income Tax Act of 1954 ("PRITA") and therefore its related trust is tax-exempt under Section 165(a) of the PRITA. The Plan's most recent determination letter is dated June 5, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by The Chase Manhattan Bank, N.A. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the Master Trust's total net assets are identified by an asterisk.

                                                              December 31,
                                                           1995         1994
                                                        ------------------------
Investments at Fair Value as Determined
  by Quoted Market Price-
    Shares of registered investment companies:
      Fidelity Growth & Income Portfolio,
      226,232 shares*                                   $ 6,119,575  $      --
       Fidelity Intermediate Bond Fund,
         159,268 shares                                   1,657,981         --
       Fidelity Puritan Fund,  252,964 shares*            4,302,912         --
       Templeton Foreign Fund, 156,952 shares             1,440,819         --
    Phillips-Van Heusen Corp. Common Stock,
       1,401,647 and 1,619,195 shares, respectively*     13,841,264   24,692,724

Investments at Estimated Fair Value-
  Common trust fund*                                      9,283,104   14,903,103
  Promissory notes (participant loans)                      717,488         --

Accrued income:
  Common Stock Employer Company                                --         60,102
  Common trust fund                                            --         18,791
                                                        ------------------------
Total net asssets                                       $37,363,143  $39,674,720
                                                        ========================
Plan's beneficial interest                              $   160,243  $   135,396
                                                        ========================

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During 1995 and 1994, the AIP Master Trust's investments depreciated in fair value by $6,239,803, net, and $34,365,407, as follows:

                                                         Net Appreciation
                                                         (Depreciation) in
                                                         Fair Value During
                                                      Year Ended December 31,
                                                       1995            1994
                                                   -----------------------------
Fair Value of Assets Determined by Quoted
  Market Price:
    Phillips-Van Heusen Corp. Common Stock         $ (8,305,792)   $(34,277,461)
    Fidelity Growth & Income Portfolio                  520,515            --
    Fidelity Intermediate Bond Fund                      18,787            --
    Fidelity Puritan Fund                               152,961            --
    Templeton Foreign Fund                              (34,528)           --

Fair Value Estimated by Trustee:
    Common trust fund                                 1,408,254         (87,946)
                                                   -----------------------------
Net depreciation in fair value                     $ (6,239,803)   $(34,365,407)
                                                   =============================
Plan's beneficial interest                         $    (20,079)   $    (70,804)
                                                   =============================

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    December 31,
                                                                        1995
                                                                    ------------
Net assets available for plan benefits per the financial statements $   160,243
Amounts allocated to withdrawn participants at December 31, 1995         (4,881)
                                                                    ------------
Net assets available for plan benefits per the Form 5500            $   155,362
                                                                    ============

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           Year Ended
                                                                          December 31,
                                                                              1995
                                                                          ------------
Benefits paid to participants per the financial statements                $    6,379
Add: Amounts allocated to withdrawn participants at December 31, 1995          4,881
Less: Amounts allocated to withdrawn participants at December 31, 1994         (3,999)
                                                                          ------------
Benefits paid to participants per the Form 5500                           $     7,261
                                                                          ============

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                   AIP Master Trust Assets Held for Investment

                                December 31, 1995

                                                                        Market
                                                          Cost          Value
                                                      --------------------------
Fidelity Growth & Income Portfolio                    $ 5,659,975    $ 6,119,575
Fidelity Intermediate Bond Fund                         1,639,092      1,657,981
Fidelity Puritan Fund                                   4,205,644      4,302,912
Templeton Foreign Fund                                  1,516,431      1,440,819
Chase Manhattan Bank--Domestic Liquidity Fund           9,283,104      9,283,104
Phillips-Van Heusen Corporation Common
Stock--1,401,647 shares*
                                                       17,565,607     13,841,264
Promissory Notes                                          717,488        717,488
                                                      --------------------------
                                                      $40,587,341    $37,363,143
                                                      ==========================


*   Party-in-interest investment (Note C).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates
              Who Are Residents of the Commonwealth of Puerto Rico

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                                  Purchase          Selling             Cost of
            Party Involved                           Description                    Price            Price            Asset Sold
- --------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                                  $   9,097,274     $   6,037,061

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund            $   9,097,274

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                             $   9,128,548     $   9,128,548

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio       $   3,700,000

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                    $   2,700,000

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                 $     200,472    $   9,168,420     $   6,095,288

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund            $  21,444,628    $  19,826,360     $  19,826,360

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio       $   5,696,130    $      97,070     $      36,156

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                    $   4,234,866    $      84,915     $      29,233

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock   $   3,376,204    $   5,921,871     $   5,308,840

                                                                                    Net Gain            Number of
            Party Involved                           Description                    or (Loss)          Transactions
- ---------------------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                    $ 3,060,212              1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund                                        1

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund               $         -              1

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio                                   1

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                                                1

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets:

Chase Manhattan Bank, N.A.              CMB - S&P 500 Index Fund                    $ 3,073,132             12

Chase Manhattan Bank, N.A.              CMB - Domestic Liquidity Fund               $         -            362

Chase Manhattan Bank, N.A.              Fidelity Growth & Income Portfolio          $    60,914             23

Chase Manhattan Bank, N.A.              Fidelity Puritan Fund                       $    55,692             22

Chase Manhattan Bank, N.A.              Phillips-Van Heusen Corp. Common Stock      $   613,031            100

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1995.